November 21, 2005
Zip+4 Code:  20549-0305

Via Fax & U.S. Mail

Mr. Larry J. Zine
Chief Financial Officer
Blockbuster Inc.
1201 Elm Street
Dallas, Texas  75270

RE:	Blockbuster Inc. (the "Company")
	Form 10-K for the year ended December 31, 2004
	And Form 10-Q for the quarter ended September 30, 2005
	File No. 001-15153

Dear Mr. Zine:

      We have limited our review of your December 31, 2004 Form
10-K
and your September 30, 2005 Form 10-Q to only the issue addressed below and have the following comments. We believe any revision should be made in an amendment to your September 30, 2005 Form 10-Q
in response to this comment.   After reviewing this information,
we
may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

      Please respond to confirm that such comments will be
complied
with. Pursuant to Rule 101(a)(3) of Regulation S-T, your response should be also be submitted in electronic form, under the label
"corresp" with a copy to the staff.  Please respond within ten
(10)
business days.

Form 10-K for the Year Ended December 31, 2004 and
Form 10-Q for the Quarter Ended September 30, 2005

Consolidated Statements of Cash Flows

      We presume you classify sales of non-base rental library stock as operating cash inflows, because we note no separate item within investing activities relating to cash inflows from its sale. If our presumption is appropriate, we do not understand your basis for classifying the cash flows associated with the purchase of non-base rental library stock as investing cash outflows, while classifying the cash inflows associated with the ultimate sale of the rental library stock as operating cash inflows. In this respect, we believe the classification of cash flows related to both the purchase and sale of the non-base rental library stock should be consistent.
We
believe that in determining whether investing or operating classification is appropriate, you should consider whether the fact that the non-base rental library stock is rented to customers for a short period of time and then sold, makes the nature of the rental library stock so similar to your recurring merchandise inventory purchases that operating classification would be appropriate for both the purchase and sale of the non-base rental library stock.
Please
refer to paragraphs 24 and 87 of SFAS 95 for guidance. Please advise and revise, as appropriate.

********

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.







      You may contact Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned at (202) 551-3816 with any other questions.


								Sincerely,



      Joseph A. Foti
Senior Assistant Chief Accountant

Via facsimile:  Mr. Zine
		(214) 854-3464
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Mr. Larry J. Zine
Blockbuster Inc.
November 21, 2005
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